HYTK Industries, Inc.
                                  P. O. Box 100
                               Benedict, KS 66714
                               316-698-2250 phone
                                316-698-3030 fax



To:  All shareholders                                        Date:  May 31, 2000

Enclosed is an Information Statement which notifies all HYTK Industries, Inc. ("the Company") stockholders that the name of the Company is about to be changed to Quest Resource Corporation effective June 25, 2000. This name change is needed to reflect the Company's transition into the oil and gas industry. Prior to this transition the Company had not engaged in active operations for several years. Since this is the first written material that you have received from this office, the following paragraphs are provided as an update on the Company.

On December 31, 1998, the Company transitioned from a dormant Company into the oil and gas business in southeast Kansas via the acquisition of Quest Resource Corporation. The Company gained new management and its headquarters was moved to Benedict, Kansas. Several acquisitions and mergers were accomplished that have created a financial statement with assets of nearly $4.4 million and stockholder's equity of $2.8 million, and with revenues of approximately $2.0 million per year, all as reported in the latest Form 10-QSB as filed with the SEC on April 13, 2000.

The Company's stock symbol is currently QRCP and the Company web site can be found at www.qrcp.net. On May 31, 2000 the closing price of QRCP stock was $2.50 per share with a high of $10.00 and a low of $1.00 during the past year. Those HYTK shareholders who held stock prior to December 31, 1996 have significantly less shares than you originally purchased due to certain reverse stock splits conducted by prior management. The number of shares that you currently own is shown in the top right hand corner of this page. Please understand that current management was not involved in doing the reverse stock splits and has very limited knowledge of the Company's status during that era. If you desire more information about the reverse stock splits, please refer to the Company's reports filed by prior management with the SEC at the time the splits were done @ www.sec.gov.

The Company's financial status has improved considerably as disclosed by the Form 10-QSB for the quarter ended February 29, 2000 and by the press release dated May 8, 2000. The Company is well positioned in the natural gas business to achieve significant growth from the development of natural gas reserves in the 500 square mile area served by the Company's gas gathering pipeline network in southeast Kansas. Management has recently achieved local bank financing for the development of these gas reserves which is taking place now. There are fourteen employees, several of which are ten year veterans of this business, all of whom are very dedicated to the productive operation of Company assets. Another significant event is that the price for natural gas has risen considerably in recent weeks to very attractive levels. All of these factors cause management to remain confident and optimistic about the future for Quest Resource Corporation.

                                                 Sincerely,

                                                 /s/ Douglas L. Lamb

                                                 Douglas L. Lamb, President